Exhibit 99.78

News Release November 3, 2025

Santacruz Silver Produces 3,424,817 Silver Equivalent Ounces in Q3 2025, Comprising of 1,241,929 Ounces of Silver, 21,581 Tonnes of Zinc, 2,603 Tonnes of Lead, and 331 Tonnes of Copper

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQX:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) reports its Q3 2025 production results from its Bolívar mine, Porco mine, Caballo Blanco Group of mines (“Caballo Blanco”) and the San Lucas Group which includes the Reserva Mina and the San Lucas feed sourcing business (“San Lucas”), all located in Bolivia, and the Zimapan mine located in Mexico.

Q3 2025 Production Highlights:

Silver Equivalent Production: 3,424,817 silver equivalent ounces

Silver Production: 1,241,929 ounces

Zinc Production: 21,581 tonnes

Lead Production: 2,603 tonnes

Copper Production: 331 tonnes

Underground Development: 12,634 meters

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented, “During Q3 2025, Santacruz maintained steady consolidated production, supported by strong operational performance from Caballo Blanco and San Lucas, which helped offset the lower silver production at the Bolívar mine. In Mexico, Zimapán continued to deliver stable production, reflecting consistent plant throughput and recoveries. This quarter fully captured the impacts of the water inflow event that occurred at the Bolívar Mine in May 2025. The event resulted in restricted access to the high silver grade areas. In response, we have been actively working on strengthening the pumping system at Bolívar, with the fourth line commissioned in September and the installation of a fifth submersible line underway, which together will increase total pumping capacity to 340 liters per second (l/s). These improvements are facilitating the gradual dewatering and recovery of the affected zones in the Bolívar mine. We expect production from the high-grade Pomabamba and Nané areas at Bolívar to resume in February 2026 and ramp up steadily through the remainder of the year”.

Production Summary – Total

Production Table	2025 Q3	2025 Q2	Change Q3 vs Q2	2024 Q3	Change Q3 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	486,585	480,863	1%	491,260	(1%)	1,439,221	1,462,764	(2%)
Silver Equivalent Produced (ounces) (1)	3,424,817	3,547,054	(3%)	4,033,214	(15%)	10,660,000	12,075,966	(12%)

Production
Silver (ounces)	1,241,929	1,423,081	(13%)	1,703,387	(27%)	4,255,073	4,956,694	(14%)
Zinc (tonnes)	21,581	21,148	2%	23,143	(7%)	63,449	71,042	(11%)
Lead (tonnes)	2,603	2,773	(6%)	3,027	(14%)	8,094	8,888	(9%)
Copper (tonnes)	331	229	45%	270	23%	839	809	4%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t, $2,085.90/t and $9,762.69/t for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

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Bolívar Mine

Bolivar Production Table (1)	2025 Q3	2025 Q2	Change Q3 vs Q2	2024 Q3	Change Q3 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	52,023	54,803	(5%)	70,271	(26%)	169,181	215,223	(21%)
Silver Equivalent Produced (ounces) (2)	420,612	601,516	(30%)	905,862	(54%)	1,808,427	2,709,422	(33%)

Production
Silver (ounces)	132,146	304,468	(57%)	483,300	(73%)	857,653	1,336,720	(36%)
Zinc (tonnes)	3,186	3,225	(1%)	4,553	(30%)	10,394	14,784	(30%)
Lead (tonnes)	104	182	(43%)	305	(66%)	487	999	(51%)

Average Grade
Silver (g/t)	89	190	(53%)	231	(62%)	176	212	(17%)
Zinc (%)	6.61	6.52	1%	7.19	(8%)	6.72	7.57	(11%)
Lead (%)	0.31	0.44	(29%)	0.61	(49%)	0.41	0.64	(36%)

Metal Recovery
Silver (%)	89	91	(2%)	93	(4%)	89	91	(2%)
Zinc (%)	93	90	3%	90	3%	91	91	1%
Lead (%)	64	75	(15%)	71	(10%)	70	72	(4%)

(1)	Bolivar is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(2)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t and $2,085.90/t for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.

Q3 2025 vs Q2 2025

In Q3 2025, Bolívar’s performance reflected the ongoing impact of the water inflow event that occurred in mid-May 2025 and continued to restrict access to the high silver head grade Pomabamba and Nané areas. Silver equivalent production decreased (-30%) due to lower silver head grade (-53%) and reduced silver output (-57%). Rehabilitation and dewatering advanced steadily during the quarter, with the fourth pumping line commissioned in September 2025, increasing total capacity to around 300 l/s and enabling a gradual reduction in water levels. In parallel, installation of the fifth submersible pumping line began in mid-October, targeting a combined capacity of 340 l/s to accelerate recovery efforts and restore full access to the high silver head grade Pomabamba and Nané zones, where production is expected to resume in February 2026. The installation schedule experienced a delay due to logistics related to the delivery of the purchased water pumps. Additionally, drilling above Level 340 began in October 2025 to expand resources toward the southern extension of Pomabamba.

Q3 2025 vs Q3 2024

On a year-over-year basis, Bolívar’s performance remained constrained by restricted access to Pomabamba following the May flooding event, with silver equivalent production down (-54%), silver head grade (-62%), recoveries (-4%), and silver production (-73%) all declining. Progress on dewatering continued, with the fifth pumping line expected to be fully operational by year-end, enabling access to the Pomabamba South vein, which contains reserves with high silver head grades, averaging 309 g/t Ag. Production from this area is expected to resume in February 2026, significantly improving Bolívar’s overall silver grade profile.

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Porco Mine

Porco Production Table (1)	2025 Q3	2025 Q2	Change Q3 vs Q2	2024 Q3	Change Q3 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	49,161	49,152	0%	48,714	1%	145,815	150,883	(3%)
Silver Equivalent Produced (ounces) (2)	318,694	360,841	(12%)	417,690	(24%)	1,047,058	1,338,954	(22%)

Production
Silver (ounces)	92,001	105,901	(13%)	171,972	(47%)	318,439	499,666	(36%)
Zinc (tonnes)	2,488	2,786	(11%)	2,626	(5%)	7,948	9,062	(12%)
Lead (tonnes)	103	132	(22%)	206	(50%)	396	581	(32%)

Average Grade
Silver (g/t)	71	79	(10%)	133	(47%)	82	122	(33%)
Zinc (%)	5.43	6.03	(10%)	5.74	(5%)	5.82	6.42	(9%)
Lead (%)	0.30	0.41	(27%)	0.55	(45%)	0.39	0.51	(23%)

Metal Recovery
Silver (%)	82	85	(3%)	83	0%	83	84	(2%)
Zinc (%)	93	94	(1%)	94	(1%)	94	94	0%
Lead (%)	69	65	6%	78	(11%)	69	75	(8%)

(1)	Porco is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(2)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t and $2,085.90/t for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.

Q3 2025 vs Q2 2025

Porco, the Company’s predominantly zinc underground mine, reported an 11% decrease in zinc production compared to the previous quarter, mainly due to a 10% decline in zinc head grade. Throughput remained steady and zinc recoveries were stable at 93%, supported by ongoing metallurgical optimization and consistent plant performance. Silver output declined, as operations continued to target zinc-rich zones consistent with Porco’s production focus.

Q3 2025 vs Q3 2024

Porco recorded a 5% year-over-year decrease in zinc production, reflecting slightly lower zinc grades and stable throughput levels. Zinc recoveries remained strong (93%), demonstrating solid process control and operational efficiency. The mine plan during 2025 prioritized zinc-dominant zones with lower silver content, resulting in a reduction (-47%) in silver production compared to Q3 2024. Overall, Porco continues to perform as a reliable zinc-producing asset, maintaining stable operations and strong metallurgical performance.

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Caballo Blanco Group

Caballo Blanco Group Production Table (1)	2025 Q3	2025 Q2	Change Q3 vs Q2	2024 Q3	Change Q3 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	62,221	57,773	8%	58,374	7%	171,642	214,497	(20%)
Silver Equivalent Produced (ounces) (2)	707,465	685,479	3%	646,605	9%	2,052,152	2,219,729	(8%)

Production
Silver (ounces)	294,524	294,786	0%	248,605	18%	902,576	851,934	6%
Zinc (tonnes)	4,131	3,974	4%	4,117	0%	11,654	14,151	(18%)
Lead (tonnes)	722	595	21%	515	40%	1,804	1,767	2%

Average Grade
Silver (g/t)	160	168	(5%)	148	8%	176	138	27%
Zinc (%)	7.14	7.32	(2%)	7.56	(6%)	7.24	7.15	1%
Lead (%)	1.45	1.23	18%	1.16	25%	1.28	1.09	18%

Metal Recovery
Silver (%)	92	94	(2%)	89	3%	93	90	4%
Zinc (%)	93	94	(1%)	93	0%	94	92	2%
Lead (%)	80	84	(4%)	76	5%	82	75	8%

(3)	The Caballo Blanco Group consists of the Colquechaquita and Tres Amigos mines.
(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t and $2,085.90/t for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.

Q3 2025 vs Q2 2025

Caballo Blanco’s production for the quarter benefited from higher milled tonnes (+8%), leading to a 3% increase in silver equivalent and stable silver production. The silver head grade declined moderately (-5%), resulting in a slight reduction in recoveries (-2%).

Q3 2025 vs Q3 2024

Compared with Q3 2024, Caballo Blanco’s operational improvements resulted in silver equivalent production up 9% and silver output up 18%, supported by annual silver head grade growth (+8%) and recoveries (+3%). These improvements reflect ongoing plant and mining optimizations.

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San Lucas Group

San Lucas Group Production Table	2025 Q3	2025 Q1	Change Q3 vs Q2	2024 Q3	Change Q3 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	100,550	94,973	6%	96,160	5%	282,218	249,280	13%
Silver Equivalent Produced (ounces) (1)	986,403	940,457	5%	1,052,528	(6%)	2,785,374	2,957,043	(6%)

Production
Silver (ounces)	326,873	319,634	2%	354,877	(8%)	941,528	1,014,482	(7%)
Zinc (tonnes)	7,032	6,643	6%	7,525	(7%)	19,690	20,954	(6%)
Lead (tonnes)	575	509	13%	493	17%	1,565	1,370	14%

Average Grade
Silver (g/t)	126	124	2%	135	(6%)	124	152	(18%)
Zinc (%)	7.86	7.81	1%	8.62	(9%)	7.78	9.21	(16%)
Lead (%)	0.90	0.90	0%	0.80	13%	0.88	0.87	2%

Metal Recovery
Silver (%)	80	85	(6%)	85	(6%)	83	84	0%
Zinc (%)	89	90	(1%)	91	(2%)	90	91	(2%)
Lead (%)	63	59	7%	64	(1%)	63	63	(1%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t and $2,085.90/t for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.

Q3 2025 vs Q2 2025

San Lucas continued to play a strategic support role this quarter, with processed ore up 6%. Silver equivalent production increased (+5%), and silver output was up (+2%). The operation’s flexibility and reliable throughput helped offset the negative impacts of reduced volumes and grades at Bolívar, especially in the context of the ongoing rehabilitation and restricted access to silver high-grade areas. Slight head grade improvement (+2%) and steady recoveries (-6%) contributed to overall plant efficiency for the group.

Q3 2025 vs Q3 2024

On an annual basis, San Lucas’s support was crucial for sustaining group-level throughput and mitigating Bolívar’s production losses. Silver equivalent production slipped 6%, silver output declined 8%, and processed tonnes increased 5%. The modest drop in silver head grade (-6%) and recoveries (-6%) continued trends from previous quarters, but operational flexibility and the crucial support to Bolívar were key to maintaining stable results across Santacruz’s Bolivian operations.

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Zimapan Mine

Zimapan Production Table	2025 Q3	2025 Q2	Change Q3 vs Q2	2024 Q3	Change Q3 vs Q3	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	222,629	224,162	(1%)	217,741	2%	670,364	632,880	6%
Silver Equivalent Produced (ounces) (1)	991,643	958,761	3%	1,010,529	(2%)	2,966,990	2,850,819	4%

Production
Silver (ounces)	396,385	398,293	0%	444,634	(11%)	1,234,877	1,253,893	(2%)
Zinc (tonnes)	4,744	4,521	5%	4,322	10%	13,763	12,092	14%
Lead (tonnes)	1,099	1,354	(19%)	1,508	(27%)	3,843	4,171	(8%)
Copper (tonnes)	331	229	45%	270	23%	839	809	4%

Average Grade
Silver (g/t)	77	77	(1%)	82	(6%)	78	81	(4%)
Zinc (%)	2.90	2.62	11%	2.58	12%	2.69	2.45	10%
Lead (%)	0.67	0.80	(17%)	0.77	(13%)	0.73	0.78	(6%)
Copper (%)	0.29	0.22	27%	0.29	(1%)	0.26	0.29	(12%)

Metal Recovery
Silver (%)	72	71	1%	78	(7%)	74	76	(3%)
Zinc (%)	73	77	(5%)	77	(5%)	76	78	(2%)
Lead (%)	74	76	(2%)	90	(18%)	79	85	(8%)
Copper (%)	52	45	15%	43	22%	48	44	11%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t, $,2085.90/t and $9,762.69/t for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

Q3 2025 vs Q2 2025

Zimapan posted a 3% increase in silver equivalent output and a 5% rise in zinc, with lead up 19% and copper up 45% on steady throughput (+1%). Silver head grade and recoveries were stable (-1%), and production gains were driven by higher grades in zinc.

Q3 2025 vs Q3 2024

Year-on-year, Zimapan’s silver equivalent production declined (-2%), largely due to a decrease in silver head grade (-6%) and a decline in recoveries (-7%). Despite this, zinc was up 10% strengthened on targeted stope development and improvements in feed quality.

Qualified Person

Garth Kirkham, P.Geo., an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

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About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the assumption that the Company’s capital investments will result in reduced costs and enhanced metallurgical recovery.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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